May 23, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Anne Nguyen Parker, Esq. and Donald E. Field, Esq.

Re:	Imperial Garden & Resort, Inc.
Registration Statement on Form F-1
Submitted On March 15, 2017
File Number: 333-216694

Dear Ms. Parker and Mr. Field:

Please find below responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated March 27, 2017 (the “Comment Letter”) relating to the registration statement (the “Registration Statement”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on March 15, 2017.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1/Amendment No.1 (“Amendment No. 1”) to include various changes intended to address your comments.

General

Comment:

1. Please revise the prospectus throughout due to the passage of time. In this regard, we note that a number of sections are dated and no longer comply with applicable form requirements. For example, the Compensation to Executive Officers section on page 71 and the Related Party Transactions section on page 73 should be revised to comply with Items 6.B and 7.B of Form 20-F. Please revise the prospectus throughout as applicable.

Response:

The Registration Statement has been revised throughout to address the Staff’s comment. Please see the updates throughout the Amendment No. 1.

Management, page 69

Board of Directors, page 69

Comment:

2. We note your disclosure in the first sentence that your board consists of six directors. We also note that your “Directors and Executive Officers” table on page 69 only lists four directors. Please reconcile and revise as applicable.

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Response:

The Registration Statement has been revised to indicate that the Company currently has five (5) directors. Please see the page 69 of the Amendment No. 1.

Taxation, page 98

Comment:

3. Please refer to the introductory paragraph. Please delete the second sentence and the language that “[t]he discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser.” In this regard, we note that you have provided tax opinions with respect to British Virgin Islands and Republic of China tax laws. Investors are entitled to rely upon those opinions.

Response:

The cited language has been deleted. Please refer to page 98 of Amendment No. 1.

British Virgin Islands Taxation, page 98

Comment:

4. Please delete the fourth paragraph. In this regard, we note that counsel has provided a short-form tax opinion in Exhibit 5.1. Please revise this section to clearly state that the tax consequences are counsel’s opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:

The paragraph stated in the Staff’s comment above has been replaced with the requested disclosure in accordance with Section III.B.2 of Staff Legal Bulletin No. 19. Please refer to page 98 of Amendment No. 1.

Republic of China Taxation, page 103

Comment:

5. We note that you have provided a Republic of China tax opinion as Exhibit 8.2. We also note that counsel appears to have provided a long-form tax opinion. When a long-form tax opinion is provided, the opinion and the disclosure in the prospectus must be consistent. In this case, we note that the disclosure in the tax opinion differs from the disclosure in this section. Please reconcile or advise. Refer to Section III.B.1 of Staff Legal Bulletin No. 19.

Response:

The disclosure contained under the cited section has been reconciled with the tax opinion included as Exhibit 8.2. Please see page 103 of Amendment No. 1 and the revised Exhibit 8.2.

Audited Financial Statements, page F-1

Comment:

6. Please revise to provide your audited financial statements as of December 31, 2016. In this regard, please note that Item 8 of Form 20-F requires that audited financial statements for the most recently completed fiscal year must be included in registration statements declared effective three months or more after fiscal year-end.

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Response:

The Company’s audited financial statements as of December 31, 2016 have been included in this Amendment No. 1, beginning on page F-1 thereof.

Exhibit 5.1

Comment:

7. Please have counsel revise to delete assumptions 2.4, 2.6, 2.7, 2.8, 2.9, 2.11 and 2.15.

Response:

The assumptions mentioned above have been deleted from Exhibit 5.1. Please see the revised Exhibit 5.1 included as part of the Amendment No. 1.

In addition to the changes discussed above, and after considering the conditions of the U.S. stock markets, the Company has decided to register ordinary shares in our registration statement as opposed to American Depositary Shares as noted in the previous registration statements filed or submitted to the Commission.

Further, Amendment No. 1 includes the resale of ordinary shares issued to twenty-four (24) selling shareholders. All selling shareholders listed therein acquired the ordinary shares in the respective amounts set forth in Amendment No. 1 from Mr. Wei-Yuan Teng, who is an independent director of the Company, pursuant to a Share Transfer Agreement entered into in May 2017 by and among all selling shareholders and Mr. Wei-Yuan Teng. Please see Amendment No. 1 for a description of the transaction relating to the ordinary shares held by the selling stockholders.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer

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